October 24, 2024

Nadir Ali
Chief Executive Officer
Grafiti Holding Inc.
268 Bath Road, Slough
United Kingdom, 4DXUK

       Re: Grafiti Holding Inc.
           Registration Statement on Form S-1
           Filed September 27, 2024
           File No. 333-282359
Dear Nadir Ali:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Plan of Distribution, page 76

1.     Please disclose whether your common stock has a history of trading in private transactions. If so, disclose the extent of the coordination between your
       Advisor and Nasdaq about the sales prices in recent private transactions, including high and low sales prices. To the extent material, add a risk factor to address the risk that the opening trading price may not be related to historical sales prices.
 October 24, 2024
Page 2
2. Please disclose the process of the price validation test, including the methodology and process that Maxim will use to select price bands for purposes of applying
       the price validation test.
3.     We note that Maxim Group will serve as the company   s financial advisor
in
       connection with the direct offering on Nasdaq. Please tell us whether Maxim is
       considered independent under Nasdaq   s listing standards for direct
listings. Please tell
       us whether Maxim provided any investing banking services to the company within the
       12 months preceding the valuation or has engaged in investment banking services to the company in connection with the proposed listing, any related financings or other related transactions.
Signatures, page II-6

4.     We note that Nadir Ali has signed the registration statement on behalf of the
       registrant. Please revise the Signatures section to also include Mr. Ali's signature in
       his capacity as the registrant   s chief executive officer and director.
Refer to the
       Instructions to Signatures in Form S-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Kevin Friedmann